CUSIP No. 648904200                                           Page 1 of 9 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D-A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 4)1

                        NEW WORLD RESTAURANT GROUP, INC.,
                 f/k/a NEW WORLD COFFEE - MANHATTAN BAGEL, INC.
------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.001 par value
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    648904200
------------------------------------------------------------------------------
                                 (CUSIP Number)

William J. Nimmo                                 Joshua A. Leuchtenburg, Esq.
Halpern Denny III, L.P.                          Reboul, MacMurray, Hewitt &
500 Boylston Street                              Maynard
Suite 1880                                       45 Rockefeller Plaza
Boston, Massachusetts 02116                      New York, New York  10111
Tel.  (617) 536-6602                             Tel. (212) 841-5700
------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 14,2003
------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
-------------------------
         1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



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CUSIP No. 648904200                                           Page 2 of 9 Pages


1)    Name of Reporting Person                                   Halpern Denny
      I.R.S. Identification                                      III, L.P.
      No. of Above Person
      (If an Entity)                                             04-3501525
------------------------------------------------------------------------------
2)    Check the Appropriate Box                                    (a) [x]
      if a Member of a Group                                       (b) [ ]
------------------------------------------------------------------------------
3)    SEC Use Only
------------------------------------------------------------------------------
4)    Source of Funds                                            OO
------------------------------------------------------------------------------
5)    Check if Disclosure of
      Legal Proceedings is                                       Not Applicable
      Required Pursuant to
      Items 2(d) or 2(e)
------------------------------------------------------------------------------
6)    Citizenship or Place
      of Organization                                            Delaware
------------------------------------------------------------------------------
Number of                          7)       Sole Voting
Shares Beneficially                         Power              -0-
Owned by Each
Reporting Person
With
                                   -------------------------------------------
                                   8)       Shared Voting   27,816,433 shares of
                                            Power               Common Stock2
                                   -------------------------------------------
                                   9)       Sole Disposi-      -0-
                                            tive Power
                                   -------------------------------------------
                                   10)      Shared Dis-     27,816,433 shares of
                                            positive Power      Common Stock2
                                   -------------------------------------------
11)      Aggregate Amount Beneficially                      27,816,433 shares of
         Owned by Each Reporting Person                         Common Stock2
------------------------------------------------------------------------------
12)      Check if the Aggregate
         Amount in Row (11)
         Excludes Certain Shares
------------------------------------------------------------------------------
13)      Percent of Class

--------------------------
         2  See Item 5(a)





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CUSIP No. 648904200                                           Page 3 of 9 Pages


         Represented by                                             50.09%3
         Amount in Row (11)
------------------------------------------------------------------------------
14)      Type of Reporting
         Person                                                     PN



























-------------------
         3 Includes shares of Common Stock issuable to Halpern Denny III, L.P. upon exercise of its warrants.



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CUSIP No. 648904200                                           Page 4 of 9 Pages



1)       Name of Reporting Person                         Halpern Denny &
         I.R.S. Identification                            Company V, L.L.C.
         No. of Above Person
         (If an Entity)                                   04-3501523
------------------------------------------------------------------------------
2)       Check the Appropriate Box                              (a) [x]
         if a Member of a Group                                 (b) [ ]
------------------------------------------------------------------------------
3)       SEC Use Only
------------------------------------------------------------------------------
4)       Source of Funds                                  OO
------------------------------------------------------------------------------
5)       Check if Disclosure of
         Legal Proceedings is                             Not Applicable
         Required Pursuant to
         Items 2(d) or 2(e)
------------------------------------------------------------------------------
6)       Citizenship or Place
         of Organization                                  Delaware
------------------------------------------------------------------------------
Number of                              7)   Sole Voting
Shares Beneficially                         Power              -0-
Owned by Each
Reporting Person
With
                                       ----------------------------------------
                                       8)   Shared Voting  27,816,433 shares of
                                            Power             Common Stock4
                                       ----------------------------------------
                                       9)   Sole Disposi-
                                            tive Power         -0-
                                       ----------------------------------------
                                       10)  Shared Dis-    27,816,433 shares of
                                            positive Power    Common Stock4
                                       ----------------------------------------
11)      Aggregate Amount Beneficially                     27,816,433 shares of
         Owned by Each Reporting Person                       Common Stock4
-------------------------------------------------------------------------------
12)      Check if the Aggregate
         Amount in Row (11)
         Excludes Certain Shares
-------------------------------------------------------------------------------
13)      Percent of Class

-----------------
         4  See Item 5(a).



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CUSIP No. 648904200                                           Page 5 of 9 Pages


         Represented by                                            50.09%5
         Amount in Row (11)
-------------------------------------------------------------------------------
14)      Type of Reporting
         Person                                                    OO



































-----------------------
         5 Includes shares of Common Stock issuable to Halpern Denny III, L.P. upon exercise of its warrants.



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CUSIP No. 648904200                                           Page 6 of 9 Pages


                                 Schedule 13D-A
                                 --------------

          This Amendment No. 4 (the "Schedule 13D Amendment 4") amends Schedule 13D, which was originally filed on February 1, 2001 ("Original Schedule 13D") and amended by Amendment No. 1 to Schedule 13D on April 6, 2001 ("Schedule 13D Amendment 1"), Amendment No. 2 to Schedule 13D on June 25, 2001 ("Schedule 13D Amendment 2") and Amendment No. 3 to Schedule 13D on November 12, 2002 ("Schedule 13D Amendment 3"). Terms defined in the Original Schedule 13D, as amended by Schedule 13D Amendment 1, Schedule 13D Amendment 2 and Schedule 13D Amendment 3, are used herein as so defined.

                 The Schedule 13D is hereby amended as follows:

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          On March 14, 2003, HD III agreed to acquire warrants to purchase 4,551,326 shares of Common Stock of New World and 6,422.914 shares of Series F Preferred Stock of New World in a private transaction pursuant to the terms of a Stock Purchase Agreement by and among Special Situations Fund III, L.P., Special Situations Cayman Fund, L.P., Special Situations Private Equity Fund, L.P. and HD III, attached hereto as Exhibit 99.1. The aggregate consideration which HD III has agreed to pay for both the warrants and the Series F Preferred Stock is $5,000,000, which will be funded from contributions from HD III's partners. The aggregate purchase price of the underlying Common Stock, if the warrants are exercised in full, is $45,513.26.

Item 4.   Purpose of Transaction.
          ----------------------

          The Reporting Persons have acquired the warrants to purchase Common Stock and the Series F Preferred Stock for investment purposes. The warrants have an exercise price of $.01 per share, expire on June 19, 2006 and are otherwise in the form attached hereto as Exhibit 99.2. The other material terms of the warrants and the Series F Preferred Stock are as described in the Original Schedule 13D, as amended by Schedule 13D Amendment 1, Schedule 13D Amendment 2, and Schedule 13D Amendment 3.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a) As of the date hereof, HD III and the General Partner beneficially own an aggregate 27,816,433 shares



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CUSIP No. 648904200                                           Page 7 of 9 Pages


(including 4,552,326 shares of Common Stock which HD III has the right to acquire upon exercise of its warrants) of Common Stock of New World, which constitutes approximately 50.09% of the 50,984,607 shares of Common Stock outstanding as of November 11, 2002. However, as previously disclosed in the Original Schedule 13D, as amended by Schedule 13D Amendment 1, Schedule 13D Amendment 2, and Schedule 13D Amendment 3, pursuant to the terms of the Warrants and the Warrant Amendment, HD III is entitled to receive certain Step-Up Warrants and Antidilution Warrants. As of the date of this filing, HD III has received certain Step-Up Warrants and Antidilution Warrants as described in
Schedule 13D Amendment 3. However, HD III has not received Step-Up Warrants issuable to it on December 31, 2002, nor Antidilution Warrants issuable to it after September 15, 2002. HD III is unable to determine or confirm the number of Step-Up Warrants or Antidilution Warrants it will receive upon the issuance of these additional Warrants. Such additional Warrants could materially increase the beneficial ownership of the shares of Common Stock held by HD III and the General Partner.

          (b) Each of the managing members of the General Partner may be deemed to share the power to vote or direct the voting of and to dispose or to direct the disposition of the Common Stock owned by HD III. Each of the managing members of HD III disclaims beneficial ownership of all shares of Common Stock other than the shares of Common Stock he or she may own directly, if any, or by virtue of his or her indirect pro rata interest, as a managing member of HD III.

          (c) Except as described in this statement, neither HD III nor the General Partner have engaged in any transactions in the Common Stock within the past 60 days.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on, or the proceeds from sales of, the shares of Common Stock owned by HD III or the General Partner.

          (e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          ------------------------------------------
          Relationships With Respect to Securities of the Issuer.
          ------------------------------------------------------

          Except as described in Items 3 and 4 above and in the Original
Schedule 13D, as amended by Schedule 13D Amendment 1, Schedule 13D Amendment 2, and Schedule 13D Amendment 3, neither HD III nor the General Partner have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of New World, including but not limited to transfer or voting of any of the securities of New



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CUSIP No. 648904200                                           Page 8 of 9 Pages


World, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of New World.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Exhibit 99.1 - Stock Purchase Agreement

          Exhibit 99.2 - Form of Warrant

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2003


                                           HALPERN DENNY III L.P.
                                           By: Halpern Denny & Company V,
                                           L.L.C, General Partner

                                           By /s/ William J. Nimmo
                                             --------------------------------
                                                Managing Member


                                           HALPERN DENNY & COMPANY V,
                                           L.L.C.


                                           By /s/ William J. Nimmo
                                             --------------------------------
                                                Managing Member